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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67094

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NexTier Distribution LLC (f/k/a Frontegra Strategies, LLC)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5 West Hargett Street, Suite 706
(No. and Street)

Raleigh	NC	27601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Farley	(919) 646-4005	joefarley@nextierdistribution.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Farley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NexTier Distribution LLC (f/k/a Frontegra Strategies, LLC), as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Joseph L. Farley   Digitally signed by Joseph L. Farley Date: 2026.08.25 11:53:28 -04'00'

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NexTier Distribution LLC
(f/k/a Frontegra Strategies, LLC)

Financial Report
with Supplemental Information
Year Ended June 30, 2026

Contents

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
NexTier Distribution LLC
(f/k/a Frontegra Strategies, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NexTier Distribution LLC (f/k/a Frontegra Strategies, LLC) (the "Company") as of June 30, 2026, the related statements of income and member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as NexTier Distribution LLC (f/k/a Frontegra Strategies, LLC)'s auditor since 2006.
Chicago, Illinois
August 31, 2026

PRAXITY™ Empowering Business Globally

Statement of Financial Condition
June 30, 2026

Current Assets		
Cash	$	58,335
Affiliate Receivable		4,167
Customer Receivables		13,431
Prepaid Expenses		16,461
Total Assets	**$**	**92,394**
Liabilities and Member's Equity		
Accrued Expenses		1,200
Total Liabilities		1,200
Member's Equity		91,194
Total Liabilities and Member's Equity	**$**	**92,394**

Statement of Income and Member's Equity
Year Ended June 30, 2026

Revenue – Fees		$ 66,578
Expenses		
Professional Fees	106,282	
Insurance	1,758	
State Registration and Filing Fees	30,794	
Office	13,887	
Salaries and Payroll Taxes	12,000	
Total Expenses		(164,721)
Allocated Income Tax Benefit		20,375
Net Loss		**$ (77,768)**
Member's Equity – Beginning of Year		85,869
Member Contribution		140,000
Member Distribution		(56,907)
Member's Equity – End of Year		**$ 91,194**

Statement of Cash Flows
Year Ended June 30, 2026

Cash Flows From Operating Activities	
Net Loss	$ (77,768)
Adjustments to reconcile net loss to net cash provided by Operating Activities:	
Change in:	
Affiliate Receivable	(4,167)
Customer Receivables	12,624
Prepaid Expenses	(994)
Accrued Expenses	(18,974)
Net Cash Used in Operating Activities	(89,279)
Cash Flows From Financing Activities	
Due to/from Member	2,953
Member Contribution	140,000
Member Distribution	(56,907)
Net Cash Provided by Financing Activities	86,046
Net Decrease in Cash	(3,233)
Cash – Beginning of Year	61,568
Cash – End of Year	**$ 58,335**

Note 1 - Industry Operations

NexTier Distribution LLC, (f/k/a Frontegra Strategies, LLC), the "Company" was formed on March 15, 2005 as a Delaware limited liability company, and was previously a wholly owned subsidiary of Frontier North America Holdings, Inc. ("Frontier").

On November 3, 2025, Frontier entered into a Purchase and Sale Agreement with NexTier Solutions, Inc. ("NexTier"), whereby the Company became a wholly owned subsidiary of NexTier, upon approval of the Company's Continuing Membership Application ("CMA") with FINRA. FINRA approval was received on May 4, 2026, and the transaction became effective on June 1, 2026.

The Company is a registered securities broker-dealer engaged in the business of selling mutual funds and promoting interests in limited partnerships, limited liability companies, and other similar private equity products. The Company also acts as the principal distributor of mutual fund shares. The Company does not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34- 70073 and as discussed in Question 8 of the related FAQ released by SEC staff.

The Company is engaged in a single line of business as a securities broker-dealer, which is primarily comprised of selling mutual funds and interests in private investment vehicles. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Subsequent Events - The Company has evaluated subsequent events through August 31, 2026, the date the financial statements are issued.

Note 2 – Related Party Transactions

The Company had an expense sharing agreement with an affiliated company, Frontier Partners, Inc. ("FP"), which is also owned by Frontier. As of June 1, 2026, this agreement was replaced by a substantially similar agreement with NexTier. The affiliated companies provides the Company with administrative staff, office space and related operating expenses. The Company does not reimburse all of the affiliated expenses included in the expense sharing agreement. Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of June 30, 2026, the Company had net capital of $57,135, of which $52,135 was in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

Note 4 - Major Customer

In the year ending June 30, 2026, 94% of the Company's revenues were generated from one customer. The receivable balance for this unaffiliated customer was $13,431 as of June 30, 2026.

Note 5 – Commitments and Contingencies

On November 3, 2025, NexTier Solutions, Inc. entered into an agreement with Magellan North American Holdings Inc. ("Magellan") to acquire Frontegra Strategies, LLC for total deferred consideration of $150,000, payable entirely in the form of future Service Credits rather than cash, with such credits to be applied against services to be rendered to the seller or its affiliates over the term specified in the agreement.

If the service agreement with Magellan were to terminate, NexTier Solutions, Inc. would be required to make a cash payment in the amount of the unused Service Credits. While the $150,000 payable is an obligation of NexTier Solutions, Inc. for the purchase of the Company, it is likely that the Company will be providing most of the services necessary to satisfy the obligation. As services are provided to Magellan, the Company will record an affiliate receivable for amounts owed to it by its ultimate parent, NexTier Solutions, Inc. As of June 30, 2026, the Company has an outstanding receivable due from its parent in the amount of $4,167.

As of June 30, 2026, there were no claims of which the Company was aware as of the audit opinion date that might be asserted against it.

Supplemental Information

Supplemental Schedule I – Computation of Net Capital
June 30, 2026

Total Member's Equity		$ 91,194
Deductions and/or Charges		
Nonallowable Assets/Liabilities:		
Affiliate Receivable	4,167	
Accounts Receivable	13,431	
Prepaid Expenses and Due from Member	16,461	
Total Nonallowable Assets/Liabilities		(34,059)
Net Capital		57,135
Net Capital Requirement		**5,000**
Excess Net Capital		52,135
Aggregate Indebtedness		$ 1,200
Ratio of Aggregate Indebtedness to Net Capital		**0.02**

There are no material differences between the above computation and the Company's corresponding June 30, 2026 unaudited Form X-17A-5 as amended on August 31, 2026.

The Company has no liabilities subordinated to the claims of general creditors; therefore, a statement of changes in liabilities subordinated to the claims of general creditors is not presented.

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
NexTier Distribution LLC
(f/k/a Frontegra Strategies, LLC)

We have reviewed management's statements, included in the accompanying Exemption Report, in which NexTier Distribution LLC (f/k/a Frontegra Strategies, LLC) (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund underwriter or sponsor and (2) promoting interests in limited partnerships, limited liability companies, and other similar private equity products. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2026 without exception.

Management is responsible for compliance with 17 C.F. R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Plante & Moran, PLLC

Chicago, Illinois
August 31, 2026

NexTier Distribution

EXEMPTION REPORT
YEAR ENDED June 30, 2026

NexTier Distribution LLC (f/k/a Frontegra Strategies, LLC), the "Company", is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund underwriter or sponsor; and (2) promoting interests in limited partnerships, limited liability companies and other similar private equity products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c303) throughout the most recent fiscal year without exception.

NexTier Distribution LLC

I, Joseph Farley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Joseph Farley

Date: August 25, 2026